Rentokil Initial

FILE NO: 82-3806

RECEIVED
2005 APR 12 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

1 April 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



05007247

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report.
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report.
6. Releases to the London Stock Exchange.	6. 6.1 Announcement of the retirement of the Finance Director, Roger Payne. 6.2 Directors interest in shares.

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully



Paul Griffiths
Director Group Secretariat



Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Directorate Change
Released	10:00 17-Mar-05
Number	8739J

RNS Number:8739J
Rentokil Initial PLC
17 March 2005

17 March 2005

ROGER PAYNE TO STEP DOWN AS FINANCE DIRECTOR OF RENTOKIL INITIAL PLC

Rentokil Initial PLC announces that Roger Payne, 56, has notified the Board that he intends to retire from his role as Finance Director, a position he has held since January 2001. Roger will remain in his current role whilst a successor is identified, to assist with the smooth induction of the recently appointed chief executive, Doug Flynn, as well as to oversee the completion of the formation of the recently announced new holding company and the preparation of the results for the first half of 2005. Search consultants will be appointed to find a successor.

Roger Payne has been a director of Rentokil Initial since July 1998. He joined the company in December 1986 and became business development director shortly afterwards. He was a regional managing director from January 1991 until the end of 1999 when he became finance director designate. A non-executive director and chairman of the audit committee of LogicaCMG plc, Roger intends to seek other similar part time roles following his retirement from Rentokil Initial.

Chairman, Brian McGowan said today:-

"Roger has made a significant contribution to the company over the past nineteen years and the Board accepted his decision to retire from a full time role with regret. In particular, in recent years he has overseen significant improvements in the financial reporting, financial controls, cash management and financial structure of the company. He has also provided me with a high level of support and continuity both inside and outside the company, since I assumed the role of chairman in May 2004. We wish him well in the future."

For further information please contact:

Brian McGowan, Chairman	
Roger Payne, Finance Director	01342 833022
Charles Grimaldi, Corporate Affairs Director	
Gill Ackers, Brunswick Group LLP	020 7404 5959
Alex Mackey, Catullus Consulting	020 7736 2938

Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Shareholding
Released	10:29 29-Mar-05
Number	2517K

RNS Number:2517K
Rentokil Initial PLC
29 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Rentokil Initial plc

2. Name of director
Edward Forrest Brown

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant and Lapse of Options

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares of 1 p each

12. Price per share
N/A

1. Name of company
Rentokil Initial plc

2. Name of director
Roger Christopher Payne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Grant and Lapse of Options

7. Number of shares / amount of stock acquired
N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed
N/A

10. Percentage of issued class
N/A

11. Class of security
Ordinary Shares of 1 p each

12. Price per share
N/A

13. Date of transaction
N/A

14. Date company informed
N/A

15. Total holding following this notification
N/A

16. Total percentage holding of issued class following this notification
N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
24 March 2005

18. Period during which or date on which exercisable
24 March 2008 to 23 March 2015 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option
NIL

20. Description of shares or debentures involved: class, number
328,814 Ordinary Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
160.5 pence

22. Total number of shares or debentures over which options held following this notification
2,772,425 (see 23 below)

23. Any additional information
Balance in 22 above arrived at after taking into account the lapse of options over 108,608 shares (a proportion of options granted on 1 March 2002) following a performance criterion not having been satisfied and the lapse of 4,845 sharesave options.

24. Name of contact and telephone number for queries
Paul Griffiths, Administration Director 01342 830332
25. Name and signature of authorised company official responsible for making this notification
Paul Griffiths, Administration Director 01342 830332

Date of Notification
29 March 2005

END

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